UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        THE HOME-STAKE OIL & GAS COMPANY
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   437356 10 8
                                 (CUSIP Number)

                              I. Wistar Morris, III
                        c/o Boenning & Scattergood, Inc.
                     200 Four Falls Corp. Center, Suite 208
                           West Conshohocken, PA 19428
                                 (610) 832-5303
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
-----------------------                                       -----------------
CUSIP No. 437356  10  8                                       Page 2 of 6 Pages
-----------------------                                       -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          I. Wistar Morris, III
          ###-##-####
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7      SOLE VOTING POWER

          371,457
-------------------------------------------------------------------------------
   8      SHARED VOTING POWER

          0
-------------------------------------------------------------------------------
   9      SOLE DISPOSITIVE POWER

          371,457
-------------------------------------------------------------------------------
  10      SHARED DISPOSITIVE POWER

          233,154
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          604,611
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
                                   Page 3 of 6

                           Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of The Home-Stake Oil & Gas Company, an Oklahoma corporation (the "Company"), whose principal executive offices are located at 15
E. 5th Street, Suite 2800, Tulsa, Oklahoma 74103-4311.



                         Item 2. Identity and Background

(a)  Name: I. Wistar Morris III

(b)  Business Address: 200 Four Falls Corporate Center
                       Suite  208
                       West Conshohocken, PA 19428-2958

(c) Present Principal Occupation: Mr. Morris is President of Morris Investment Management Company, a registered investment advisor, and a registered representative with Boenning and Scattergood, an NASD registered broker-dealer.

(d) Mr. Morris has not, during the last five years, been convicted in a criminal proceeding.

(e) Mr. Morris has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: U.S.A.


            Item 3. Source and Amount of Funds or Other Consideration

     This Amendment No. 3 to Mr. Morris' Schedule 13D is being filed as a result of additional shares of Common Stock of the Company being acquired pursuant to the merger of The Home-Stake Royalty Corporation with and into the Company as described in Item 4 below.


                         Item 4. Purpose of Transaction

     Effective December 31, 1997, The Home-Stake Royalty Corporation, an Oklahoma corporation ("Royalty"), was merged with and into the Company (the "Merger"). Pursuant to the Merger, (i) holders of the outstanding common stock of Royalty (other than the Company which also held shares of common stock of Royalty) received 48.66 shares of the Company's Common Stock for each share of Royalty Common Stock owned at the time of the Merger and (ii) the Company's


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                                  Schedule 13D
                                   Page 4 of 6

Common Stock was split on a 30-for-1 basis. One whole share of Common Stock was issued in lieu of any fractional shares otherwise issuable to holders of Royalty common stock in the Merger.

     Pursuant to the Merger, Mr. Morris, immediate family members and affiliates acquired 454,341 shares of Common Stock in exchange for the shares of Royalty common stock beneficially owned by such parties. The shares of Common Stock beneficially owned by Mr. Morris, his immediate family and affiliates are held for personal investment. With respect to the investment in Common Stock, Mr. Morris does not have any present intentions or plans which relate to or would result in:

     (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization of liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company; (f) Any other material change in the Company's business or corporate structure; (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to those enumerated above.


                  Item 5. Interest in Securities of the Issuer

     (a) Mr. Morris, individually and through his immediate family and a corporation controlled by Mr. Morris, beneficially owns 604,611 shares of Common Stock of the Company, which based on the Company's Proxy Statement and Prospectus dated November 4, 1997, represents approximately 13.4% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, 290,363 shares are held in Mr. Morris' name and 56,277 shares and 22,384 shares are held in an Individual Retirement Account and a KEOGH account, respectively, for

                                  Schedule 13D
                                   Page 5 of 6

          his benefit. In addition, 2,433 shares of Common Stock are held by Morris Investment Management Company, of which Mr. Morris is the principal owner. There are 144,664 shares of Common Stock held by Mr. Morris' wife; 78,660 shares of common stock held in trust for the benefit of Mr. Morris' wife; 98 shares of Common Stock held for the benefit of two minor children in custodianship, as to which Mr. Morris' wife is custodian; and 9,732 shares of Common Stock held in certain accounts for the benefit of customers of the corporation controlled by Mr. Morris, with respect to which Mr. Morris maintains discretionary authority over such accounts.

     (b) Mr. Morris has the sole voting power and the sole dispositive power over 371,457 shares of Common Stock. He has no voting power but he has shared dispositive power with respect to the 233,154 shares held by members of his immediate family. Mr. Morris, in his capacity as a registered representative, also has shared dispositive power with respect to 9,732 shares of Common Stock held in discretionary accounts.


          Martha Morris, Mr. Morris' wife, has sole voting power and shares dispositive power with respect to the shares she holds individually and as custodian and the shares held in trust for her benefit. Mrs. Morris' address is 234 Broughton Lane, Villanova PA 19085. Mrs. Morris has not, during the last five years, been convicted in a criminal proceeding, and she has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Morris is a United States citizen.

     (c) Within the sixty days preceding the date of this Schedule 13D, Mr. Morris acquired beneficial ownership of 454,341 shares of Common Stock in connection with the Merger described in response to Item 4 above. These shares were acquired in exchange for 9,237 shares of common stock of Royalty.

     (d)  Not applicable.

     (e)  Not applicable.

               Item 6. Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

         None.

                    Item 7. Material to be Filed as Exhibits

         None.

                                  Schedule 13D
                                   Page 6 of 6
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ I. Wistar Morris III
                                            ----------------------------
                                            I. Wistar Morris III

Date:  February 11, 1998